Exhibit 1

Harry Winston Diamond Corporation Announces
Appointment of New Chief Financial Officer

Toronto – January 20, 2008 –Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) today announced Alan Mayne will join the Company as Chief Financial Officer effective immediately. He will report to Robert Gannicott, Chairman and Chief Executive Officer. Mr. Mayne is replacing Alice Murphy, who is leaving the company.

Most recently Mr. Mayne was Chief Financial Officer of CHUM Limited, one of Canada’s leading media companies. Previously he worked at TD Securities Inc. for six years in a number of key senior positions, ultimately becoming Managing Director and Co-Head of Mergers & Acquisitions. Prior to joining TD Securities in Toronto in 1998, Mr. Mayne spent seven years in London, England, primarily with UBS Investment Bank. Mr. Mayne holds a Bachelor of Commerce (Honours) from Queen’s University and a CFA Designation.

"Alan’s background and experience will be invaluable to us as we continue to pursue our global growth strategy," said Mr. Gannicott. "His addition to the senior management team builds on our efforts to take a disciplined approach to maximizing shareholder value from our unique position in the diamond business."

Mr. Gannicott added, "On behalf of the management, directors and shareholders of the company, I would like to thank Alice for her contributions over the past four years. The Company has benefited from her expertise and we wish her every success in the future."

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located at Lac de Gras in Canada’s Northwest Territories. The company’s retail division, Harry Winston Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to investor.harrywinston.com.

Contact:
Nancy Murray
nmurray@harrywinston.com
212-245-2000

Kelley Stamm
kstamm@harrywinston.com
416-362-2237 ext 223